COMMENTS RECEIVED ON APRIL 21, 2009

FROM CHRISTIAN SANDOE

FIDELITY DEVONSHIRE TRUST (File Nos. 002-24389 and 811-01352)

Fidelity Equity-Income Fund, Fidelity Series All-Sector Equity Fund and
Fidelity Series Large Cap Value Fund

POST-EFFECTIVE AMENDMENT NO. 125

FIDELITY SUMMER STREET TRUST (File Nos. 002-58542 and 811-02737)

Fidelity Capital & Income and Fidelity High Income Fund

POST-EFFECTIVE AMENDMENT NO. 76

FIDELITY SECURITIES FUND (File Nos. 002-93601 and 811-04118)

Fidelity Blue Chip Growth Fund, Fidelity Small Cap Growth Fund, Fidelity Small Cap Opportunities Fund and Fidelity Small Cap Value Fund

POST-EFFECTIVE AMENDMENT NO. 82

FIDELITY FIXED-INCOME TRUST (File Nos. 002-41839 and 811-02105)

Fidelity Series Investment Grade Bond Fund, Fidelity Short-Term Bond Fund and
Fidelity Strategic Real Return Fund

POST-EFFECTIVE AMENDMENT NO. 119

FIDELITY INCOME FUND (File Nos. 002-92661 and 811-04085)

Fidelity Total Bond Fund

POST-EFFECTIVE AMENDMENT NO. 77

FIDELITY CAPITAL TRUST (File Nos. 002-61760 and 811-02841)

Fidelity Disciplined Equity Fund

POST-EFFECTIVE AMENDMENT NO. 95

FIDELITY INVESTMENT TRUST (File Nos. 002-90649 and 811-04008)

Fidelity Diversified International Fund, Fidelity Europe Fund, Fidelity Japan Fund, Fidelity Overseas Fund, Fidelity Series Emerging Markets Fund and Fidelity Southeast Asia Fund

POST-EFFECTIVE AMENDMENT NO. 113

FIDELITY MT. VERNON STREET TRUST (File Nos. 002-79755 and 811-03583)

Fidelity Growth Company Fund

POST-EFFECTIVE AMENDMENT NO. 53

FIDELITY ABERDEEN STREET TRUST (File Nos. 033-43529 and 811-06440)

Fidelity Freedom K Income Fund, Fidelity Freedom K 2000 Fund, Fidelity Freedom K 2005 Fund, Fidelity Freedom K 2010 Fund, Fidelity Freedom K 2015 Fund, Fidelity Freedom K 2020 Fund, Fidelity Freedom K 2025 Fund, Fidelity Freedom K 2030 Fund, Fidelity Freedom K 2035 Fund, Fidelity Freedom K 2040 Fund, Fidelity Freedom K 2045 Fund, and Fidelity Freedom K 2050 Fund

POST-EFFECTIVE AMENDMENT NO. 43

1. Fidelity Diversified International Fund

"Cover Page" (prospectus)

"Fidelity Diversified International Fund"

C: The Staff would like clarification of the word "diversified" in Diversified International Fund's name.

R: We believe that the fund's name is consistent with its investment objective and investment strategies as presented in both the "Investment Summary" and "Investment Details" sections of the prospectus.

2. Fidelity Diversified International Fund

"Investment Summary" (prospectus)

"Principal Investment Strategies"

"Allocating investments across different countries and regions."

C: The Staff would like to know how the fund will diversify its assets in countries around the world and how it will meet its Name Test considering the Staff currently takes the position that international funds should have at least 40% of total assets invested outside of the United States and that international funds are expected to be invested in at least three different countries (the United States included).

R: The fund normally diversifies its investments across different countries and regions. FMR will use fundamental analysis, which involves a bottom-up assessment of a company's potential for success in light of factors including its financial condition, earnings outlook, strategy, management, industry position, and economic and market conditions, to select investments. The number of different countries represented by the fund's holdings may vary from time to time. Further, we understand that the Staff has changed its position in recent years (see Name Test Rule Proposing Release footnote 38) and that the Staff currently views the term "international" to connote that a fund will invest its assets in investments tied economically to a number of different countries throughout the world (see Name Test Rule Adopting Release footnote 42). The fund's policies are consistent with the Staff's current position as set forth in the Name Test Rule Adopting Release.

3. Fidelity Diversified International Fund, Fidelity Growth Company Fund, and Fidelity Series All-Sector Equity Fund

"Investment Summary" (prospectuses)

"Principal Investment Risks"

"Foreign Exposure. Foreign markets, particularly emerging markets, can be more volatile than the U.S. market due to increased risks of adverse issuer, political, regulatory, market, or economic developments and can perform differently from the U.S. market. Emerging markets can be subject to greater social, economic, regulatory, and political uncertainties and can be extremely volatile."

C: The Staff requests that we add a corresponding strategy for emerging markets.

R: The fund has a principal investment strategy to invest in non-U.S. securities, including securities of issuers located in emerging markets, and we believe the current disclosure adequately conveys this strategy. Accordingly, we have not modified disclosure.

4. Fidelity Europe Fund, Fidelity Japan Fund, Fidelity Series Emerging Markets Fund, and Fidelity Southeast Asia Fund

"Investment Summary" (prospectuses)

"Principal Investment Strategies"

(Fidelity Europe Fund)
"Normally investing at least 80% of assets in securities of European issuers and other investments that are tied economically to Europe."

(Fidelity Japan Fund)
"Normally investing at least 80% of assets in securities of Japanese issuers and other investments that are tied economically to Japan."

(Fidelity Series Emerging Markets Fund)
"Normally investing at least 80% of assets in securities of issuers in emerging markets (countries that have an emerging stock market as defined by Standard & Poor's (S&PR), countries or markets with low- to middle-income economies as classified by the World Bank, and other countries or markets with similar emerging characteristics) and other investments that are tied economically to emerging markets."

(Fidelity Southeast Asia Fund)
"Normally investing at least 80% of assets in securities of Southeast Asian issuers and other investments that are tied economically to Southeast Asia."

C: The Staff inquired as to how it is determined that an investment is tied economically to Europe, Japan, emerging markets, and Southeast Asia, respectively.

R: The factors FMR considers to determine whether an investment is tied economically to a particular country or region (including emerging markets) are disclosed under the heading, "Country or Geographic Region".

5. Fidelity Japan Fund

"Investment Summary" (prospectus)

"Principal Investment Risk"

"Geographic Concentration in Japan. Because Fidelity Management & Research Company (FMR) concentrates the fund's investments in Japan, the fund's performance is expected to be closely tied to social, political, and economic conditions within Japan and to be more volatile than the performance of more geographically diversified funds."

C: The Staff believes this disclosure focuses solely on the geographic diversification of the fund as opposed to focusing on the risks of investing in Japan.

R: The disclosure at issue summarizes the risks potentially faced by a fund such as Japan Fund that is closely tied to a particular country or region, as compared with funds that are more geographically diverse. Additional disclosure about unique risks specific to Japan is appropriately located in the "Investment Details" section under the heading, "Special Considerations regarding Japan."

6. Fidelity Series All-Sector Fund, Fidelity Series Emerging Markets Fund, and Fidelity Series Investment Grade Bond Fund, Fidelity Series Large Cap Value Fund

"Cover Page" (prospectuses)

C: The Staff requests an explanation of what the word "series" is meant to suggest in the fund's name.

R: Fidelity's use of "Series" is intended to convey that the funds are among the group of funds available only for purchase by funds for which FMR or an affiliate serves as manager.

7. Fidelity Equity-Income Fund, Fidelity Series All-Sector Equity Fund, Fidelity Disciplined Equity Fund, and Fidelity Growth Company Fund, Fidelity Capital & Income Fund

"Investment Summary" (prospectuses)

"Principal Investment Strategies"

(Fidelity Equity-Income Fund, Fidelity Disciplined Equity Fund)

"Normally investing at least 80% of assets in equity securities.

(Fidelity Series All-Sector Equity Fund, Fidelity Disciplined Equity Fund, Fidelity Growth Company Fund)

"Normally investing primarily in common stocks."

(Fidelity Capital & Income Fund)

"Investing in equity and debt securities, including defaulted securities, with an emphasis on lower-quality debt securities."

C: The Staff has requested that we disclose the fund's average market capitalization for common stocks as of a recent date, as well as any strategy and risk regarding market capitalization.

R: None of the funds has a principal investment strategy of investing in securities of companies with a particular market capitalization. Accordingly, we have not modified disclosure.

8. Fidelity Equity-Income Fund, Fidelity Capital & Income Fund, and Fidelity Total Bond Fund

"Investment Summary" (prospectuses)

"Principal Investment Strategies"

C: For each fund, the Staff would like us to disclose the average maturity, the average credit quality, and the lowest credit quality. For Total Bond, the Staff would also like to know the average maturity of the Barclays Capital U.S. Universal Index.

R: Equity-Income does not have a principal investment strategy of investing in securities of a particular credit quality. Capital & Income discloses its emphasis on lower quality debt securities and Total Bond discloses that it may invest up to 20% in high yield and emerging market debt securities. None of these funds has a principal investment strategy to invest in securities of a particular maturity or has a policy specifying the lowest rated security that it may purchase or hold. Further, we are not aware of any requirement to disclose the lowest credit rating that a fund may purchase or hold or, in the case of Total Bond, the average maturity of Barclay's Capital U.S. Universal Index.

9. Fidelity Series Large Cap Value Fund

"Investment Summary" (prospectus)

"Principal Investment Strategies"

"Normally investing at least 80% of assets in securities of companies with large market capitalizations (which, for purposes of this fund, are those companies with market capitalizations similar to companies in the Russell 1000 Index or the Standard & Poor's 500 Index (S&P 500))."

C: The Staff suggests that the references to the Russell 1000 Index and the S&P 500 are not an appropriate definition of the term "large cap."

R: While there is no precise definition for the term "large capitalization," the Staff has suggested that it may be appropriate in developing a definition to refer to indices that classify publicly offered companies according to their market capitalization. See Name Test Rule Adopting Release footnote 42 (citing Letter to Registrants from Carolyn B. Lewis, Assistant Director,Division of Investment Management, SEC (Feb. 25, 1994) at II.D. (rescinded by N-1A Amendments)). Because the Russell 1000 Index and the S&P 500 Index classify publicly offered companies according to their market capitalization, and generally are representative of the large-cap segment of the U.S. equity market, we believe our definition is reasonable, even though we recognize that the capitalization ranges of these indices vary from time to time.

10. All funds

"Cover Page" (SAIs)

"This statement of additional information (SAI) is not a prospectus. Portions of the fund's annual report are incorporated herein. The annual report is supplied with this SAI."

C: The Staff would like to know which portions of the annual report are incorporated herein.

R: As indicated under the heading, "Financial Statements," the fund's financial statements and financial highlights for the fiscal year ended [applicable year], and report of the independent registered public accounting firm, are incorporated by reference.

11. Fidelity Blue Chip Growth Fund

"Investment Summary" (prospectus)

"Principal Investment Strategies"

"Normally investing at least 80% of assets in blue chip companies (companies whose stock is included in the Standard & Poor's 500 Index (S&P 500) or the Dow Jones Industrial Average (DJIA), and companies with market capitalizations of at least $1 billion if not included in either index)."

C: The Staff requests that we revise our definition of the term "blue chip", especially since $1 billion could describe a small cap company.

R: The fund has a principal investment strategy of "[n]ormally investing primarily in common stocks of well-known and established companies." While the S&P 500 and the DJIA are commonly regarded as indices of stock of companies that are "well-known and established," the fund could invest in stocks of similar quality not included in either index. We believe that identifying a market capitalization range of at least $1 billion, when considered in connection with the fund's principal investment strategy of investing primarily in the common stocks of well-known and established companies, provides a reasonable approach for identification of "blue chip companies."

12. Fidelity Total Bond Fund

"Investment Summary" (prospectus)

"Principal Investment Strategies"

"Normally investing at least 80% of assets in debt securities of all types and repurchase agreements for those securities."

C: The Staff recommends that we better align the name test policy with the fund's name by changing the term "debt securities" to "bond" and then defining the term "bond" to include certain other types of debt securities.

R: We believe that any requirement under Rule 35d-1 of the 1940 Act for the fund to have a policy to invest 80% in bonds is met by its policy to invest 80% in investment-grade debt securities. In this regard, as previously discussed with the Staff,we continue to take the position we have taken historically, which is that the term "bond" suggests debt securities of all types (see Stan Griffith's June 21, 1990 letter to David Wills, then Branch Chief of the SEC's Division of Investment Management). We note that the Commission, when adopting Rule 35d-1, did not elaborate on the types of debt securities suggested by the term "bond." Moreover, we believe that complying with the Staff's request that the fund adopt a policy of investing in "bonds" and then defining bonds to be the types of securities currently referenced in the fund's 80% policy differs from the current disclosure in form only, not in substance, and reflects an acknowledgment that the substance of the fund's 80% policy is acceptable. Accordingly, we believe that the fund's name and 80% policy are consistent with Rule 35d-1 and have not revised the disclosure as suggested.

13. Fidelity Freedom K Income Fund, Fidelity Freedom K 2000 Fund, Fidelity Freedom K 2005 Fund, Fidelity Freedom K 2010 Fund, Fidelity Freedom K 2015 Fund, Fidelity Freedom K 2020 Fund, Fidelity Freedom K 2025 Fund, Fidelity Freedom K 2030 Fund, Fidelity Freedom K 2035 Fund, Fidelity Freedom K 2040 Fund, Fidelity Freedom K 2045 Fund, and Fidelity Freedom K 2050 Fund

"Investment Summary" (prospectus)

"Principal Investment Strategies"

"Investing in a combination of underlying Fidelity equity, fixed-income, and short-term funds using a moderate asset allocation strategy designed for investors [already in retirement]."

C: The Staff requests an explanation of how we determine which Fidelity funds to invest in for each category. The Staff would like to know if factors such as maturity and credit quality are considered.

R: Strategic Advisers invests in underlying funds using a proprietary asset allocation strategy that is consistent with each Freedom fund's stated investment strategies and objective.

14. Fidelity Freedom K Income Fund, Fidelity Freedom K 2000 Fund, Fidelity Freedom K 2005 Fund, Fidelity Freedom K 2010 Fund, Fidelity Freedom K 2015 Fund, Fidelity Freedom K 2020 Fund, Fidelity Freedom K 2025 Fund, Fidelity Freedom K 2030 Fund, Fidelity Freedom K 2035 Fund, Fidelity Freedom K 2040 Fund, Fidelity Freedom K 2045 Fund, and Fidelity Freedom K 2050 Fund

"Fund Management" (prospectus)

"Christopher Sharpe is co-manager of the Freedom K Funds, which he has managed since their inception in May 2009. He also manages other Fidelity funds. Since joining Fidelity in 2002, Mr. Sharpe has worked as an asset allocation director and portfolio manager.

Jonathan Shelon is co-manager of the Freedom K Funds, which he has managed since their inception in May 2009. He also manages other Fidelity funds. Prior to joining Fidelity Investments in 2001, Mr. Shelon was a quantitative consultant at Callan Associates, Inc."

C: The Staff would like clarification as to each co-manager's role in the management of the funds, and how their roles relate to one another.

R: In accordance with Item 5(a)(2) of Form N-1A, the prospectus names the two persons who are responsible for the day-to-day-management of the funds and identifies them as co-managers. We believe that the term "co-manager" adequately describes the role and responsibility of each within the requirements of the item. Accordingly, we have not modified our disclosure.

15. All funds

Tandy Representations (prospectuses and SAIs)

C: The Staff would like us to affirm the following three statements:

1) The funds are responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.